ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 4, 2008

08005830

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2008 NOV 12 P 1:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 14 2008
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
4 November 2008 (ASX: Announcement & Media Release – Stokes Bay-1 Well Testing Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

4 November 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

STOKES BAY-1 WELL TESTING UPDATE

The Company has been advised by the Operator that the Stokes Bay-1 testing programme, in the EP 104/R1 Permits located in the Canning Basin, near the town of Derby, in Western Australia has now been completed.

The programme involved an initial circulation of fresh water and swabbing of the wellbore before using nitrogen in an attempt to lift the heavy drilling fluids above the Nullara Formation carbonate reservoir and reduce the pressure on the formation. The test programme was designed to induce flow of formation fluids from the cavernous Nullara Formation reservoir.

Since the last update on 21st October 2008, that testing had recommenced, the swabbing and nitrogen lifting operations recovered an additional 190 barrels ("bbls") of drilling fluid. This brings the total drilling fluids recovered to 3,834 bbls and represents some 38% of the estimated 10,000 bbls of drilling fluid lost to the formation during drilling operations.

At the commencement of the testing programme the well head pressure was noted to be 1,200 psi. On opening of the well to the flare pit, gas was bled down and the well flowed an estimated 15 bbls of drilling mud. During the testing operation and after the well was shut-in overnight a daily increase in well head pressure was observed to around 200 psi. Each day this gas was bled down before operations were re-commenced. The source of the influx of gas that was observed on a daily basis had not been determined during the testing programme. At the conclusion of the current test programme, fluid samples were taken, with no definitive formation fluids recovered from the Nullara Formation. The test crew and equipment have now demobilized from the well site.

The swabbing and nitrogen operations were proposed to lift sufficient drilling mud from the well bore to allow an influx of formation fluids into the wellbore. However, these options rely on there being either sufficient gas already available within the system or sufficient reservoir energy to continue to lift fluids from the well. The additional 190 bbls of drilling fluids recovered in this recent operation have not been enough to assist this influx and other methods will now need to be evaluated to determine whether hydrocarbons are present and the extent of the reservoir.

The EP 104/R1 Joint Venture parties will now consider the results of this testing programme before determining any future testing of the wellbore.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

The participants to the Joint Venture in the EP 104 Permit and the R1 Retention Lease are:

ARC Energy Ltd (Held on behalf of Buru Energy Ltd)	38.95% (Operator)
Empire Oil & Gas N.L/Gulliver Productions Pty Ltd	14.8%
Emerald Oil & Gas NL	12.75%
Pancontinental Oil & Gas NL	10%
Phoenix PLC	10%
First Australian Resources Limited	**8.0%**
Indigo Oil Pty Ltd	5.5%

For information on FAR's drilling activities visit our website at www.far.com.au

END